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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 0-29862

FORUM NATIONAL INVESTMENTS LTD.
(Translation of registrant's name into English)

Suite 180A, 13040 #2 Road, Richmond, B.C. Canada V7E 2G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [    ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [     ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [     ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Election of Directors

Messrs. Dan Clozza, Martin Tutschek, Scott McManus, Chris Yergensen, Kazauanari Kohno, and Mike Barrett were appointed as directors of the Registrant on June 26, 2008, to hold office for the ensuing year or until the next annual general meeting of the Registrant, their resignation or until their successors are appointed, whichever occurs first.

Press Release

The Registrant issued the attached press release disclosing the results of the Special Meeting of the Stockholders held June 26, 2008.

EXHIBITS
Exhibit No
99.1	Press Release
99.2	Minutes of Special Meeting of Stockholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
FORUM NATIONAL INVESTMENTS LTD.
(Registrant)
/s/ Daniel Clozza
Date: July 11, 2008	By:
Daniel Clozza
	Title:	President and CEO